Exhibit 99.1

Tarena International, Inc. Announces the Results for the Fourth Quarter and Fiscal Year of 2021

BEIJING, March 16, 2022 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Net revenues increased by 0.8% year-over-year to RMB655.3 million (US$102.8 million), from RMB650.3 million in the same period of 2020.
•	Net revenue from childhood & adolescent quality education business, which represented 51.3% of the total net revenues, increased by 12.8% year-over-year to RMB336.0 million (US$52.7 million), from RMB297.9 million in the same period of 2020.
•	Net revenue from adult professional education business, which represented 48.7% of the total net revenues, decreased by 9.4% year-over-year to RMB319.3 million (US$50.1 million), from RMB352.4 million in the same period of 2020.
•	Gross profit decreased by 8.7% year-over-year to RMB327.6 million (US$51.4 million), from RMB358.8 million in the same period of 2020.
•	Gross profit margin decreased by 5.2% points year-over-year to 50.0%, from 55.2% in the same period of 2020.
•	Operating loss decreased by 29.1% to a loss of RMB60.4 million (US$9.5 million), from a loss of RMB85.1 million in the same period of 2020. Operating margin improved year-over-year to -9.2% from -13.1% in the same period of 2020.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB56.5 million (US$8.9 million), compared to non-GAAP operating loss of RMB77.5 million in the same period of 2020.
•	Income tax expense increased year-over year to RMB125.7 million (US$19.7 million) from RMB7.0 million in the same period of 2020.
•	Net loss was RMB182.5 million (US$28.6 million), compared to net loss of RMB94.7 million in the same period of 2020.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB178.6 million (US$28.0 million), compared to non-GAAP net loss of RMB87.1 million in the same period of 2020.
•	Basic and diluted loss per ordinary share was RMB3.22 (US$0.51), compared to loss per ordinary share of RMB1.72 in the fourth quarter of 2020.
•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB430.4 million (US$67.5 million) as of December 31, 2021, compared to RMB364.8 million as of December 31, 2020.
•	Net cash inflow from operating activities in the fourth quarter of 2021 was RMB129.5 million (US$20.3 million). Capital expenditures in the fourth quarter of 2021 were RMB21.4 million (US$3.4 million).
•	Deferred revenue totaled RMB2,024.9 million (US$317.8 million) as of December 31, 2021, compared to RMB1,998.2 million as of December 31, 2020, representing an increase of 1.3%.
•	Total student enrollments in childhood & adolescent quality education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the fourth quarter of 2021 reached 151,300, increased by 17.9%, compared to the student enrollments of 128,300 in the same period of 2020.
•	Total number of learning centers in childhood & adolescent quality education increased to 238 as of December 31, 2021, from 236 as of December 31, 2020.
•	Total student enrollments in adult professional education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the fourth quarter of 2021 decreased by 14.0% year-over-year to 30,200.
•	Total number of learning centers in adult professional education decreased to 100 as of December 31, 2021, from 104 as of December 31, 2020.

Fiscal Year 2021 Highlights

•	Net revenues increased by 25.7% year-over-year to RMB2,386.5 million (US$374.5 million), from RMB 1,897.9 million in the same period of 2020.
•	Net revenue from childhood & adolescent quality education business, which represented 51.8% of the total net revenues increased by 62.3% year-over-year to RMB1,236.3 million (US$194.0 million), from RMB761.8 million in the same period of 2020.
•	Net revenue from adult professional education business, which represented 48.2% of the total net revenues, increased by 1.2% year-over-year to RMB1,150.2 million (US$180.5 million), from RMB1,136.1 million in the same period of 2020.
•	Gross profit increased by 42.6% year-over-year to RMB1,185.1 million (US$186.0 million), from RMB831.0 million in the same period of 2020.
•	Gross profit margin increased by 5.9% points year-over-year to 49.7%, from 43.8% in the same period of 2020.
•	Operating loss decreased by 54.2% to a loss of RMB369.1 million (US$57.9 million), from a loss of RMB806.4 million in the same period of 2020. Operating margin improved year-over-year to -15.5% from -42.5% in the same period of 2020.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB350.0 million (US$54.9 million), compared to non-GAAP operating loss of RMB770.1 million in the same period of 2020.
•	Income tax expense was RMB114.1 million (US$17.9 million), compared to income tax benefit of RMB35.0 million in the same period of 2020.
•	Net loss was RMB475.8 million (US$74.7 million), compared to net loss of RMB 771.2 million in the same period of 2020.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB456.7 million (US$71.7 million), compared to non-GAAP net loss of RMB734.9 million in the same period of 2020.
•	Basic and diluted loss per ordinary share was RMB8.43 (US$1.32), compared to loss per ordinary share of RMB14.11 in 2020.
•	Total student enrollments in childhood & adolescent quality education programs, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, for fiscal year 2021 reached 178,400, increased by 26.0%, compared to the student enrollments of 141,600 in the same period of 2020.
•	Total student enrollments in adult professional education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, for fiscal year 2021 decreased by 13.5% year-over-year to 72,100.

Key Financial Results

	For the Three Months Ended December 31,		Variance	% of change	Fiscal Year Ended December 31,		Variance	% of change
	2020 Unaudited	2021 Unaudited			2020 Audited	2021 Unaudited
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	650,254	655,301	5,047	0.8	1,897,883	2,386,520	488,637	25.7
Cost of revenues(a)	(291,474)	(327,689)	(36,215)	12.4	(1,066,842)	(1,201,419)	(134,577)	12.6
Gross profit	358,780	327,612	(31,168)	-8.7	831,041	1,185,101	354,060	42.6
Gross margin	55.2%	50.0%	-5.2%		43.8%	49.7%	5.9%
Selling and marketing expenses(a)	(223,342)	(221,847)	1,495	-0.7	(906,337)	(878,130)	28,207	-3.1
General and administrative expenses(a)	(195,322)	(132,465)	62,857	-32.2	(630,618)	(569,985)	60,633	-9.6
Research and development expenses(a)	(25,247)	(33,664)	(8,417)	33.3	(100,466)	(106,098)	(5,632)	5.6
Total operating expenses	(443,911)	(387,976)	55,935	-12.6	(1,637,421)	(1,554,213)	83,208	-5.1
Operating loss	(85,131)	(60,364)	24,767	-29.1	(806,380)	(369,112)	437,268	-54.2

Notes:

(a)	Includes share-based compensation expenses.

“We are delighted to see that, in the fourth quarter of 2021, both our childhood & adolescent quality education and adult professional education businesses reached their highest amounts of quarterly cash collection during the year of 2021. This resulted in our net cash provided by operating activities in the fourth quarter of 2021 achieved RMB129.5 million, and our total cash and cash equivalent balance increased to RMB430.4 million as of December 31, 2021. At the same time, we are excited that our operating loss decreased by 29.1% in the fourth quarter of 2021 as compared to that in the same period of last year, and the operating margin in the fourth quarter of 2021 improved to -9.2% from -13.1% in the same period of 2020. Our total net revenues increased by about 6.5% in the fourth quarter of 2021 as compared to that in the third quarter of 2021, and increased by 0.8% as compared to that in the fourth quarter of 2020. Net revenue from childhood & adolescent quality education business increased by 12.8% in the fourth quarter of 2021 as compared to that in the same period of 2020. Net revenue from adult professional education business decreased by 9.4% in the fourth quarter of 2021 as compared to that in the same period of 2020, but the decrease in cost of revenue and operating expenses of adult professional education outweighed its decrease in net revenue. Operating loss decreased by 54.2% in 2021 as compared to that in 2020. Operating margin improved to -15.5% in 2021 from -42.5% in 2020.

In 2021, by adopting the Online-Merge-Offline (OMO) model to develop and deliver our comprehensive products, and by optimizing our offline learning centers’ operational efficiency and user acquisition capability, we believe that we have further strengthened our core competitive advantages in the market. Moreover, we have been adhering to our strategies of optimizing business structure and uplifting operational efficiency so as to cope with the negative impacts arising from the sporadic occurrence of COVID-19 cases, and to ensure that we can achieve a sustainable growth in our business.” remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

“Looking ahead, we will continuously enhance our overall operational efficiency and grow our revenues by increasing the productivity of each learning center rather than relying on the expansion of the learning center network. Our target is to improve our profitability.

Additionally, we are pleased to welcome Mr. Roy Shengwen Rong to join our board of directors as an independent director and the chairman of the audit committee. We look forward to working with Roy to continuously develop our businesses in a healthy way. We would like to thank Mr. Arthur Lap Tat Wong for his dedication during his tenure as an independent director in the past two years.” concluded Ms. Ying Sun.

Fourth Quarter 2021 Results

Net Revenues

Total net revenues increased by 0.8% to RMB655.3 million (US$102.8 million) in the fourth quarter of 2021, from RMB650.3 million in the same period of 2020.

Net revenue from childhood & adolescent quality education business increased by 12.8% to RMB336.0 million (US$52.7 million) in the fourth quarter of 2021, from RMB297.9 million in same period of 2020. The increase was primarily due to increase in student enrollments from 128,300 in the fourth quarter of 2020 to 151,300 in the same period of 2021.

Net revenue from adult professional education business decreased by 9.4% to RMB319.3 million (US$50.1 million) in the fourth quarter of 2021, from RMB352.4 million in same period of 2020. The decrease was primarily due to decrease in student enrollments from 35,100 in the fourth quarter of 2020 to 30,200 in the same period of this year.

Cost of Revenues

Cost of revenues increased by 12.4% to RMB327.7 million (US$51.4 million) in the fourth quarter of 2021, from RMB291.5 million in the same period of 2020. The increase was primarily due to increase in personnel-related costs resulting from the growing number of teaching staffs at our childhood & adolescent quality education learning centers and increase in social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the fourth quarter of 2020 but were not exempted in the fourth quarter of 2021.

Gross Profit and Gross Margin

Gross profit decreased by 8.7% to RMB327.6 million (US$51.4 million) in the fourth quarter of 2021, from RMB358.8 million in the same period of 2020. Gross margin, which is equal to gross profit divided by net revenues, was 50.0% in the fourth quarter of 2021, compared to 55.2% in the same period of 2020. The decrease in gross margin was primarily attributable to the increase in total cost of revenues outweighing the increase in total net revenues in the fourth quarter of 2021.

Operating Expenses

Total operating expenses decreased by 12.6% to RMB388.0 million (US$60.9 million) in the fourth quarter of 2021, from RMB443.9 million in the same period of 2020. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 12.1% to RMB383.6 million (US$60.2 million) in the fourth quarter of 2021, from RMB436.4 million in the same period of 2020. Total share-based compensation expenses allocated to the related operating expenses decreased by 41.3% to RMB4.4 million (US$0.7 million) in the fourth quarter of 2021, from RMB7.5 million in the same period of 2020.

Selling and marketing expenses decreased by 0.7% to RMB221.8 million (US$34.8 million) in the fourth quarter of 2021, from RMB223.3 million in the same period of 2020. The decrease was mainly due to decrease in personnel-related cost resulting from drop in the number of sales staffs which was partially offset by the increase in sales promotion fee in the fourth quarter of 2021, as compared to the same period of 2020.

General and administrative expenses decreased by 32.2% to RMB132.5 million (US$20.8 million) in the fourth quarter of 2021, from RMB195.3 million in the same period of 2020. The decrease was mainly due to decrease in personnel-related cost as a result of decrease in the number of staffs, and the one-off income recognized resulting from the receipt of the settlement payment from the Buyer Group Parties of the proposed privatization transaction in the fourth quarter of 2021.

Research and development expenses increased by 33.3% to RMB33.7 million (US$5.3 million) in the fourth quarter of 2021, from RMB25.2 million in the same period of 2020. The increase was mainly due to increase in personnel-related cost in the fourth quarter of 2021.

Operating Loss

Operating loss was RMB60.4 million (US$9.5 million) in the fourth quarter of 2021, compared to operating loss of RMB85.1 million in the same period of 2020. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB56.5 million (US$8.9 million) in the fourth quarter of 2021, compared to non-GAAP operating loss of RMB77.5 million in the same period of 2020.

Interest Income/(Expense)

Net interest income was RMB0.8 million (US$0.1 million) in the fourth quarter of 2021, compared to net interest expense of RMB1.5 million in the same period of 2020.

Other Income

Other income was RMB2.7 million (US$0.4 million) in the fourth quarter of 2021, compared to RMB2.0 million in other income in the same period of 2020. The income was mostly from government grant offered to learning centers and investment income of invested companies.

Foreign Exchange Loss

Foreign exchange loss was RMB0.01 million (US$0.0 million) in the fourth quarter of 2021, compared to RMB3.1 million foreign exchange loss in the same period of 2020.

Income Tax Expense

The Company recorded an income tax expense of RMB125.7 million (US$19.7 million) in the fourth quarter of 2021, compared to income tax expense of RMB7.0 million in the same period of 2020. The increase in tax expense was mainly due to increase in provision allowance made to the deferred tax assets which was derived from the unutilized tax loss, as it was more likely than not that the tax loss will not be utilized within the five-years deduction period.

Net Loss

As a result of the foregoing, net loss was RMB182.5 million (US$28.6 million) in the fourth quarter of 2021, compared to net loss of RMB94.7 million in the same period of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB178.6 million (US$28.0 million) in the fourth quarter of 2021, compared to non-GAAP net loss of RMB87.1 million in the same period of 2020.

Basic and Diluted Loss per ordinary share

Loss per ordinary share was RMB3.22 (US$0.51) in the fourth quarter of 2021, compared to loss per ordinary share of RMB1.72 in the fourth quarter of 2020. Non-GAAP loss per ordinary share, which excluded share-based compensation expenses, was RMB3.16 (US$0.50) in the fourth quarter of 2021, compared to non-GAAP loss per ordinary share of RMB1.58 in the fourth quarter of 2020.

Cash Flow

Net cash inflow from operating activities in the fourth quarter of 2021 was RMB129.5 million (US$20.3 million). Capital expenditures in the fourth quarter of 2021 were RMB21.4 million (US$3.4 million).

Fiscal Year 2021 Results

Net Revenues

Net revenues increased by 25.7% to RMB2,386.5 million (US$374.5 million) in 2021, from RMB1,897.9 million in 2020.

Net revenue from childhood & adolescent quality education increased by 62.3% from RMB761.8 million in 2020 to RMB1,236.3 million (US$194.0 million) in 2021. The increase was mainly due to increase in student enrollments of childhood & adolescent quality education from 141,600 in 2020 to 178,400 in 2021.

Net revenue from adult professional education business increased by 1.2% from RMB1,136.1 million in 2020 to RMB1,150.2 million (US$180.5 million) in 2021. The increase was mainly attributable to increase in unit price of tuition fee, and certificate revenue, whilst partially offset by decrease in student enrollments from 83,400 in 2020 to 72,100 in 2021.

Cost of Revenues

Cost of revenues increased by 12.6% to RMB1,201.4 million (US$188.5 million) in 2021, from RMB1,066.8 million in 2020. The increase was mainly due to increase in personnel-related costs resulting from growing number of teaching staffs and, increase in social security fees which were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in 2020 but were not exempted in 2021.

Gross Profit and Gross Margin

Gross profit increased by 42.6% to RMB1,185.1 million (US$186.0 million) in 2021, from RMB831.0 million in 2020. Gross margin, which is equal to gross profit divided by net revenues, was 49.7% in 2021, compared to 43.8% in 2020. The increase in gross margin was primarily attributable to the increase in total net revenues outweighed the increase in cost of revenues in 2021 and, the effective cost controls we have implemented in 2021.

Operating Expenses

Total operating expenses decreased by 5.1% to RMB1,554.2 million (US$243.9 million) in 2021, from RMB1,637.4 million in 2020. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 4.1% to RMB1,535.2 million (US$240.9 million) in 2021, from RMB1,601.6 million in 2020. Total share-based compensation expenses allocated to the related operating expenses decreased by 46.9% to RMB19.0 million (US$3.0 million) in 2021, from RMB35.9 million in 2020.

Selling and marketing expenses decreased by 3.1% to RMB878.1 million (US$137.8 million) in 2021, from RMB906.3 million in 2020. The decline was mainly due to decrease in advertising expenses in 2021.

General and administrative expenses decreased by 9.6% to RMB570.0 million (US$89.4 million) in 2021, from RMB 630.6 million in 2020. The decline was mainly due to decrease in personnel-related cost and welfare as a result of decrease in number of staffs, and the one-off income recognized resulting from the receipt of the settlement payment from the Buyer Group Parties of the proposed privatization transaction in 2021.

Research and development expenses increased by 5.6% to RMB106.1 million (US$16.6 million) in 2021, from RMB100.5 million in 2020. The increase was mainly due to the increase in personnel-related costs in 2021.

Operating Loss

Operating loss was RMB369.1 million (US$57.9 million) in 2021, compared to operating loss of RMB806.4 million in 2020. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB350.0 million (US$54.9 million) in 2021, compared to non-GAAP operating loss of RMB770.1 million in 2020.

Interest Income/(Expense)

Net interest income was RMB2.3 million (US$0.4 million) in 2021, compared to net interest expense of RMB0.2 million in 2020.

Other Income

Other income was RMB5.6 million (US$0.9 million) in 2021, compared to RMB5.2 million in other income in 2020. The income was mostly from government grants offered to learning centers and investment income of invested companies.

Foreign Exchange Loss

Foreign exchange loss was RMB0.5 million (US$0.1 million) in 2021, compared to RMB4.8 million foreign exchange loss in 2020.

Income Tax Benefit/(Expense)

The Company recorded an income tax expense of RMB114.1 million (US$17.9 million) in 2021, compared to income tax benefit of RMB35.0 million in 2020. The increase in tax expense was mainly due to increase in provision allowance made to the deferred tax assets which was derived from the unutilized tax loss, as it was more likely than not that the tax loss will not be utilized within the five years deduction period.

Net Loss

As a result of the foregoing, net loss was RMB475.8 million (US$74.7 million) in 2021, compared to net loss of RMB 771.2 million in 2020. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB456.7 million (US$71.7 million) in 2021, compared to non-GAAP net loss of RMB734.9 million in 2020.

Basic and Diluted Loss per ordinary share

Loss per ordinary share was RMB8.43(US$1.32) in 2021, compared to loss per ordinary share of RMB14.11 in 2020. Non-GAAP loss per ordinary share, which excluded share-based compensation expenses, was RMB8.10 (US$1.27) in 2021, compared to non-GAAP loss per ordinary share of RMB13.44 in 2020.

Cash Flow

Net cash inflow from operating activities in 2021 was RMB8.6 million (US$1.3 million). Net cash inflow from investing activities in 2021 were RMB33.7 million (US$5.3 million). The net proceeds from disposal of property and long-term investments were RMB94.6 million (US$14.8 million) and the capital expenditures were RMB67.7 million (US$10.6 million) in 2021.

The financial statements for the fourth quarter and full year ended December 31, 2021 herein the press release have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2021 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited financial statements.

Termination of the Going Private Transaction

On April 30, 2021, the Company announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kidedu Holdings Limited (“Parent”) and Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction at $4 per share. On November 15, 2021, the Company and the buyer group (the “Buyer Group Parties”) consisting of Mr. Han Shaoyun, Ascendent Capital Partners III, L.P., Parent, Merger Sub and Kidtech Limited, a wholly owned subsidiary of Mr. Han Shaoyun, entered into a termination and settlement agreement (the “Termination Agreement”) to mutually terminate the Merger Agreement. Pursuant to the Termination Agreement, the Buyer Group Parties made the settlement payment of US$3.53 million to the Company on November 24, 2021. The Merger Agreement was therefore terminated of even date upon receipt by the Company of such settlement payment.

Business Outlook

Based on the Company's current estimates, total net revenues for the first quarter of 2022 are expected to be in the range of RMB580 million and RMB610 million, which represent an increase of 8.6% to 14.2% as compared to the net revenues in the first quarter of 2021, after taking into consideration the seasonal fluctuation factor and the likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB6.3726, representing the exchange rate as of December 30, 2021, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on December 30, 2021.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on March 16, 2022, U.S. Eastern Time (8:00 PM on March 16, 2022, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: http://apac.directeventreg.com/registration/event/7940929. It will automatically direct you to the registration page of "Tarena's Fourth Quarter and Fiscal Year 2021 Earnings Conference Call " where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "7940929".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until March 24, 2022, 08:59 ET:

United States: +1 855 452 5696

INTERNATIONAL: +61 2 8199 0299

Conference ID: 7940929

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses; the solutions we adopt to address such impact of COVID-19; balancing growth and profitability; as well as the growth prospects of adult professional education and childhood and adolescent quality education services in China) contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ordinary share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	December 31,	December 31,
	2020	2021	2021
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	320,179	423,766	66,498
Time deposits	6,257	6,257	982
Restricted cash	38,369	255	40
Accounts receivable, net of allowance for doubtful accounts	32,790	48,458	7,604
Amounts due from related parties	305	839	132
Prepaid expenses and other current assets	138,353	139,757	21,931
Total current assets	536,253	619,332	97,187
Time deposits-non current	-	123	19
Accounts receivable, net of allowance for doubtful accounts-non current	192	90	14
Amount due from related parties-non current	-	683	107
Property and equipment, net	464,490	299,441	46,989
Intangible assets, net	13,444	9,906	1,554
Goodwill	52,782	52,782	8,283
Right-of-use assets	586,451	495,936	77,823
Long-term investments, net	67,592	46,449	7,289
Deferred income tax assets	142,220	41,000	6,434
Other non-current assets, net	95,825	76,040	11,932
Total assets	1,959,249	1,641,782	257,631

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	10,710	30,000	4,708
Accounts payable	10,293	8,914	1,399
Amounts due to related parties	180	554	87
Operating lease liabilities-current	199,083	239,937	37,651
Income taxes payable	76,817	89,000	13,966
Deferred revenue-current	1,980,138	2,008,078	315,111
Accrued expenses and other current liabilities	391,904	563,603	88,442
Total current liabilities	2,669,125	2,940,086	461,364
Deferred revenue-non current	18,060	16,774	2,632
Operating lease liabilities-non current	406,251	272,575	42,773
Other non-current liabilities	5,082	4,767	748
Total liabilities	3,098,518	3,234,202	507,517
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	349	355	56
Class B ordinary shares	74	74	12
Treasury stock	(459,815)	(459,815)	(72,155)
Additional paid-in capital	1,324,161	1,347,205	211,406
Accumulated other comprehensive income	49,120	48,699	7,641
Accumulated deficit	(2,045,891)	(2,520,438)	(395,512)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,132,002)	(1,583,920)	(248,552)
Non-controlling interest	(7,267)	(8,500)	(1,334)
Total liabilities and equity	1,959,249	1,641,782	257,631

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	For the Three Months Ended December 31,			Fiscal Year Ended December 31,
	2020	2021	2021	2020	2021	2021
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	650,254	655,301	102,831	1,897,883	2,386,520	374,497
Cost of revenues(a)	(291,474)	(327,689)	(51,422)	(1,066,842)	(1,201,419)	(188,529)
Gross profit	358,780	327,612	51,409	831,041	1,185,101	185,968
Selling and marketing expenses(a)	(223,342)	(221,847)	(34,813)	(906,337)	(878,130)	(137,798)
General and administrative expenses(a)	(195,322)	(132,465)	(20,787)	(630,618)	(569,985)	(89,443)
Research and development expenses(a)	(25,247)	(33,664)	(5,283)	(100,466)	(106,098)	(16,649)
Operating loss	(85,131)	(60,364)	(9,474)	(806,380)	(369,112)	(57,922)
Interest income/ (expense)	(1,473)	774	121	(199)	2,335	366
Other income	2,031	2,749	431	5,201	5,572	875
Foreign exchange loss	(3,105)	(12)	(2)	(4,849)	(518)	(81)
Loss before income taxes	(87,678)	(56,853)	(8,924)	(806,227)	(361,723)	(56,762)
Income tax benefit/ (expense)	(7,027)	(125,696)	(19,724)	35,034	(114,057)	(17,898)
Net loss	(94,705)	(182,549)	(28,648)	(771,193)	(475,780)	(74,660)
Less: Net loss attributable to non-controlling interests	(471)	(75)	(12)	(4,550)	(1,233)	(193)
Net loss attributable to Class A and Class B ordinary shareholders	(94,234)	(182,474)	(28,636)	(766,643)	(474,547)	(74,467)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(1.72)	(3.22)	(0.51)	(14.11)	(8.43)	(1.32)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	54,904,956	56,587,227	56,587,227	54,341,213	56,260,925	56,260,925

Net loss	(94,705)	(182,549)	(28,648)	(771,193)	(475,780)	(74,660)
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(609)	(285)	(45)	(2,266)	(421)	(66)
Comprehensive loss	(95,314)	(182,834)	(28,693)	(773,459)	(476,201)	(74,726)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended December 31,			Fiscal Year Ended December 31,
	2020 Unaudited	2021 Unaudited	2021 Unaudited	2020 Audited	2021 Unaudited	2021 Unaudited
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	57	(485)	(76)	379	70	11
Selling and marketing expenses	460	(189)	(30)	1,842	2,785	437
General and administrative expenses	6,381	4,245	666	26,242	14,840	2,329
Research and development expenses	691	341	54	7,783	1,408	221

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended December 31,			Fiscal Year Ended December 31,
	2020 Unaudited	2021 Unaudited	2021 Unaudited	2020 Unaudited	2021 Unaudited	2021 Unaudited
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	291,474	327,689	51,422	1,066,842	1,201,419	188,529
Share-based compensation expense in cost of revenues(c)	57	(485)	(76)	379	70	11
Non-GAAP Cost of revenues	291,417	328,174	51,498	1,066,463	1,201,349	188,518

GAAP Selling and marketing expenses	223,342	221,847	34,813	906,337	878,130	137,798
Share-based compensation expense in selling and marketing expenses(c)	460	(189)	(30)	1,842	2,785	437
Non-GAAP Selling and marketing expenses	222,882	222,036	34,843	904,495	875,345	137,361

GAAP General and administrative expenses	195,322	132,465	20,787	630,618	569,985	89,443
Share-based compensation expense in general and administrative expenses(c)	6,381	4,245	666	26,242	14,840	2,329
Non-GAAP General and administrative expenses	188,941	128,220	20,121	604,376	555,145	87,114

GAAP Research and development expenses	25,247	33,664	5,283	100,466	106,098	16,649
Share-based compensation expense in research and development expenses(c)	691	341	54	7,783	1,408	221
Non-GAAP Research and development expenses	24,556	33,323	5,229	92,683	104,690	16,428

Operating loss	(85,131)	(60,364)	(9,474)	(806,380)	(369,112)	(57,922)
Share-based compensation expenses	7,589	3,912	614	36,246	19,103	2,998
Non-GAAP Operating loss	(77,542)	(56,452)	(8,860)	(770,134)	(350,009)	(54,924)

Net loss	(94,705)	(182,549)	(28,648)	(771,193)	(475,780)	(74,660)
Share-based compensation expenses	7,589	3,912	614	36,246	19,103	2,998
Non-GAAP Net loss	(87,116)	(178,637)	(28,034)	(734,947)	(456,677)	(71,662)
Less: Net loss attributable to non-controlling interests	(471)	(75)	(12)	(4,550)	(1,233)	(193)
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(86,645)	(178,562)	(28,022)	(730,397)	(455,444)	(71,469)
Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	(1.58)	(3.16)	(0.50)	(13.44)	(8.10)	(1.27)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	54,904,956	56,587,227	56,587,227	54,341,213	56,260,925	56,260,925

Notes:

(a) The Non-GAAP net loss per ordinary share is computed using Non-GAAP net loss attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net loss per ordinary share calculation.

(b) There was no tax impact of share-based compensation expenses for the fourth quarter and full year of 2021 and 2020, respectively.

(c) Include adjustments of reclassifying share-based compensation expenses between different categories of operating expenses.